

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 29, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Robert T. Faber
Chief Executive Officer and Chief Financial Officer
GoldSpring, Inc.
P.O. Box 1118
Virginia City, NV 89440

      Re: **GoldSpring, Inc.**
                Preliminary Proxy Statement on Schedule 14A, Amendment No. 1
                Filed March 16, 2010
                File No. 0-32429

Dear Mr. Faber:

      This is to confirm that on March 23, 2010 we informed your company that we had no further comments on the above-referenced filing.

                                Sincerely,

                                Anne Nguyen Parker
                                Branch Chief